

July 2, 2010

Francis W. McDonnell
Senior Vice President and Chief Financial Officer
The Navigators Group, Inc.
6 International Drive
Rye Brook, New York 10573

> **Re: The Navigators Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Schedule 14A Filed April 14, 2010**
> **File No. 000-15886**

Dear Mr. McDonnell:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Foreign currency exchange rate risk, page 99

1. Please tell us how your disclosure for foreign currency exchange rate risk complies with Item 305 of Regulation S-K and specifically, tell us which alternative you utilized for the required quantitative disclosures about market risk pursuant to paragraph (a) of Item 305. Alternatively, revise your disclosure as appropriate.

Notes to Consolidated Financial Statements
Note 4. Investments, page F-26

2. You disclose on page F-35 that you initially recorded $17.4 million in OTTI losses in OCI for the twelve months ended December 31, 2009, and subsequent declines in

unrealized losses related to the value of securities for which an OTTI loss in OCI was initially recorded resulted in a balance of $5.7 million of OTTI losses in OCI as of December 31, 2009. Please provide a reconciliation and describe the significant reconciling items, including tax effects, related to the following, and revise your disclosure as appropriate:

- The amount ($17.4 million) reported on your Consolidated Statements of Income as the portion of loss recognized in other comprehensive income (before tax);
- The amount ($5.7 million) included in your table on page F-26 as total OTTI recognized in OCI; and
- The gain ($4 million) reported in your Statements of Stockholders' Equity as the change in period for non-credit other-than-temporary impairment gains (losses), net of tax reported.

Schedule 14A Filed April 14, 2010

Compensation Discussion and Analysis
Annual Incentive Program, page 13

3. Please provide proposed disclosure to be included in your 2011 proxy statement which identifies the specific divisional performance components and targets for each component used to determine the incentive compensation for Mr. Hennessy. In addition, please confirm that your 2011 proxy statement will include the following information:

- The level of achievement relative to each target for the divisional performance components for each NEO;
- The level of achievement relative to the individual performance component for each NEO;
- The factors considered in determining the level of achievement relative to the individual performance component; and
- The specific bonus percentage calculated under your incentive compensation formula for each NEO regardless of whether the Compensation Committee chooses to modify the bonus percentage at its discretion.

Employment Agreements, page 21

4. We note that you have entered into employment agreements with Ms. Keller and Mr. McDonnell. Please revise your disclosure to include a description of the terms of each executive's employment agreement.

5. We note that you have entered into employment agreements with Mr. Coward and Mr. Hennessy. Please file each of these agreements as exhibits as required under Item 601(b)(10)(iii)(A) of Regulation S-K.

Francis W. McDonnell
The Navigators Group, Inc.
July 2, 2010
Page 3

Compensation of Directors, page 27

6. We note that your Director Compensation table does not include compensation paid to Mr. Deeks, the Executive Chairman of the Board. Please revise your Director Compensation Table to include Mr. Deeks and any compensation paid to Mr. Deeks as required under Item 402(k) of Regulation S-K.   Please note that any compensation for Mr. Deeks that is not reportable under the other columns of your Director Compensation Table should be included under the heading "All Other Compensation."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 with questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant